SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated September 4, 2014 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated September 4, the Company informed that though a subsidiary, it has made a capital increase and then sold a fraction of its equity interest in Avenida Inc, companmy created in 2013 dedicated to e-commerce business.

By letter dated August 30th, the Company informed that though a subsidiary, it had acquired 3,703,704 shares of Avenida Inc., representative of 23,08% of its outstanding shares., for the amount of ARS 13,039,801. After that, the Company exercised an option to acquire 2,469,136 addtional shares for an amount of ARS 9,984,600.80. At that moment, a new investor acquired a 32.94% for an amount of USD 15,000,000 increasing the equity of Avenida and leaving APSA with 21.58%. Therefore, Avenida obtained funds for approximately USD 16 million to expand its business plan.

After that,  the Company though a subsidiary, has sold a 5% of the outstanding shares for an amount of USD 2.276.566, which has been totally paid. As a consequence, the indirect ownership of APSA in Avenida Inc., is 16.58%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)
September 5, 2013
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets